Exhibit 99.1

Copa Holdings Reports Financial Results for the First Quarter of 2016

Excluding special items, adjusted net income came in at US$69.9 million, or EPS of US$1.66 per share

Panama City, Panama --- May 5, 2016. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the first quarter of 2016(1Q16). The terms “Copa Holdings" or "the Company" refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the first quarter of 2015 (1Q15).

OPERATING AND FINANCIAL HIGHLIGHTS

▪	Copa Holdings reported net income of US$115.5 million for 1Q16, or diluted earnings per share (EPS) of US$2.74. Excluding special items, Copa Holdings would have reported an adjusted net income of US$69.9 million, or EPS of US$1.66 per share, a 31.1% decrease over adjusted net income of US$106.1 million and US$2.41 per share for 1Q15.
▪	Operating income for 1Q16 came in at US$94.1 million, a 26.1% decrease over operating income of US$127.3 million in 1Q15. Operating margin for the period came in at 16.9%, compared to 20.1% in 1Q15, as a result of lower unit revenues partially offset by lower unit costs.
▪	Total revenues decreased 11.8% to US$557.1 million. Yield per passenger mile decreased 15.4% to 12.5 cents and operating revenue per available seat mile (RASM) decreased 13.9% to 10.0 cents.
▪	For 1Q16, passenger traffic (RPMs) grew 3.6% on a 2.4% capacity expansion. Consolidated load factor came in at 77.4%, 0.9 percentage points above 1Q15.
▪	Operating cost per available seat mile (CASM) decreased 10.4%, from 9.3 cents in 1Q15 to 8.3 cents in 1Q16, mainly due to lower jet fuel costs, despite US$29 million in realized fuel hedge losses. CASM, excluding fuel, decreased 2.8% to 6.2 cents mainly due to weaker regional currencies and contract renegotiations with various suppliers.
▪	Cash, short-term and long-term investments ended 1Q16 at US$723.9 million, representing 33% of the last twelve months’ revenues.
▪	For 1Q16, Copa Holdings reported consolidated on-time performance of 90.6% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

Subsequent Events

▪	On May 2nd, 2016, Copa Holdings filed its 2015 20-F Annual Report. In its 2015 audited financial statements, the company recognized a $430.2 million U.S. dollar foreign currency translation loss, on its bolivar cash balance, due to the migration to an exchange rate of 198.69 bolivars per U.S. dollar, instead of the previously used rate of 6.3 bolivars per U.S. dollar.
▪	On June 15th, 2016, Copa Holdings will pay its second quarter dividend of US$0.51 per share, on all outstanding Class A and Class B shares, to stockholders of record as of May 31st, 2016.

Consolidated Financial & Operating Highlights	1Q16	1Q15	% Change	4Q15	% Change
Revenue Passengers Carried ('000)	2,120	1,965	7.9%	2,055	3.2%
RPMs (mm)	4,307	4,158	3.6%	4,103	5.0%
ASMs (mm)	5,566	5,433	2.4%	5,486	1.5%
Load Factor	77.4%	76.5%	0.9 p.p.	74.8%	2.6 p.p.
Yield	12.5	14.8	-15.4%	12.5	0.0%
PRASM (US$ Cents)	9.7	11.3	-14.5%	9.3	3.5%
RASM (US$ Cents)	10.0	11.6	-13.9%	9.7	3.1%
CASM (US$ Cents)	8.3	9.3	-10.4%	9.0	-7.5%
CASM Excl. Fuel (US$ Cents)	6.2	6.3	-2.8%	6.5	-5.4%
Breakeven Load Factor (1)	65.0%	60.2%	4.8 p.p.	67.1%	-2.1 p.p.
Fuel Gallons Consumed (Millions)	71.7	69.6	3.0%	70.5	1.7%
Avg. Price Per Fuel Gallon (US$ Dollars)	1.68	2.31	-27.2%	1.94	-13.5%
Average Length of Haul (Miles)	2,031	2,116	-4.0%	1,997	1.7%
Average Stage Length (Miles)	1,223	1,247	-1.9%	1,222	0.1%
Departures	31,518	30,691	2.7%	31,184	1.1%
Block Hours	97,632	97,820	-0.2%	97,788	-0.2%
Average Aircraft Utilization (Hours)	10.7	11.1	-3.3%	10.7	0.6%
Operating Revenues (US$ mm)	557.1	631.9	-11.8%	532.6	4.6%
Operating Income (US$ mm)	94.1	127.3	-26.1%	39.1	140.8%
Operating Margin	16.9%	20.1%	-3.3 p.p.	7.3%	9.6 p.p.
Net Income (US$ mm)	115.5	113.2	2.0%	-408.5	n/m
Adjusted Net Income (US$ mm) (1)	69.9	106.1	-34.1%	41.5	68.4%
EPS - Basic and Diluted (US$)	2.74	2.57	6.8%	-9.44	n/m
Adjusted EPS - Basic and Diluted (US$) (1)	1.66	2.41	-31.1%	0.96	73.1%
# of Shares - Basic and Diluted ('000)	42,109	44,077	-4.5%	43,286	-2.7%

(1)	Breakeven Load Factor, Adjusted Net Income and Adjusted EPS for 1Q16, 1Q15, and 4Q15 exclude non-cash charges/gains associated with the mark-to-market of fuel hedges and shares repurchased, and the impact of Venezuelan and Argentinean currency devaluations.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

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MANAGEMENT’S COMMENTS ON 1Q16 RESULTS

Copa Holdings first quarter results reflect lower unit revenues driven in large part by the reduction in yields in Brazil, Venezuela and Colombia as well as further demand weakness in other markets, partially offset by lower fuel expense and lower ex-fuel unit costs for the quarter.

Total revenues decreased 11.8% to US$557.1 million during the quarter on capacity growth of 2.4%. Load factor came in at 77.4%, or 0.9 percentage points above 1Q15, while yields decreased 15.4% to 12.5 cents. As a result, passenger revenues per ASM (PRASM) decreased 14.5%, from 11.3 cents in 1Q15 to 9.7 cents in 1Q16.

Consolidated operating expenses for 1Q16 decreased 8.2% to US$463.0 million, while consolidated operating expenses per ASM (CASM) decreased 10.4% to 8.3 cents. Excluding fuel costs, unit costs decreased 2.8% to 6.2 cents, mainly as the Company benefited from weaker currencies and contract renegotiations with various suppliers.

Aircraft fuel expense decreased 25.0% or US$40.2 million compared to 1Q15, mostly as a result of lower fuel prices, partially offset by higher fuel consumption from larger gauge aircraft. The Company’s effective jet fuel price, which includes a realized hedge loss of US$29.0 million in 1Q16 and a loss of US$25.7 million in 1Q15, decreased from an average of US$2.31 in 1Q15 to US$1.68 in 1Q16.

For 1Q16, the Company had fuel hedges in place representing 35% of its consolidated volume. The Company has already hedged approximately 32% of its projected volume for 2Q16, 32% in 3Q16 and 35% in 4Q16. For 2017, the Company has hedged approximately 6% of its forecasted fuel consumption. The Company has not entered into any new fuel hedge positions since July 2015.

The Company recorded a net non-operating income of US$32.8 million for 1Q16 compared to a net non-operating income of US$0.8 million for 1Q15. For 1Q16, non-operating income (expense) included a fuel hedge mark-to-market gain of US$27.4 million compared to a fuel hedge mark-to-market gain of US$7.1 million for 1Q15, and an US$18.1 non-operating income mostly due to the currency exchange gain on an approved Venezuela repatriation.

Copa Holdings closed the quarter with US$723.9 million in cash, short-term and long-term investments, representing 33% of the last twelve months´ revenues. Of such cash, US$8.9 million is subject to exchange controls in Venezuela and pending repatriation. During the quarter the company received payment for US$18.6 million from the Venezuelan Government, corresponding to March 2013 sales, at an exchange rate of 13.5 bolivars per U.S. dollar.

Total debt at the end of 1Q16 amounted to US$1.25 billion, all of which is related to aircraft and equipment financing.

We believe we have a very solid business model, which is based on operating the largest and most convenient network for intra-Latin America travel from our hub based in Panama’s unbeatable geographic position, with the lowest unit costs of any full service carrier in the Americas, world leading on-time performance, and a strong balance sheet. Going forward, the Company expects to continue to strengthen its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further strengthen its network and product.

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OUTLOOK FOR 2016

For 2016, the Company updates its guidance as follows: Consolidated capacity is now expected to grow +/-2%, mainly as a result of capacity reductions in underperforming markets, such as Brazil and Venezuela.

Load factors are still expected to come in at +/-76%. However, unit revenues (RASM) are now expected to come in at +/-9.6 cents, due to a weaker economic outlook for South America. Unit costs excluding fuel, or CASM ex-fuel, are expected to come in lower at +/-6.4 cents due to cost efficiency initiatives.

Factored into the current guidance is an estimated effective price per gallon of jet fuel, including the effect of current hedge contracts and into-plane costs, of US$1.80 per gallon, up from US$1.70 in the previous guidance. As a result, the Company is projecting an operating margin in the range of 9% to 11% for 2016.

Financial Outlook	2016 - Full Year Revised	2016 - Full Year Prior	2015 Reported
Capacity - ASM Growth	+/-2%	+/-3%	4.4%
Average Load Factor	+/-76%	+/-76%	75.2%
RASM (cents)	+/-9.6	+/-9.8	10.4
CASM Ex-fuel (cents)	+/-6.4	+/-6.5	6.4
Operating Margin	9-11%	11-13%	11.8%

CONSOLIDATED FIRST QUARTER RESULTS

Operating revenue

Copa Holdings’ operating revenue for 1Q16 totaled US$557.1 million, an 11.8% decrease over operating revenue of US$631.9 million in 1Q15. This decrease was primarily due to a 12.4% or US$75.8 million decrease in passenger revenue.

Passenger revenue. For 1Q16 passenger revenue totaled US$537.7, a 12.4% decrease over passenger revenue of US$613.5 million in 1Q15. Passenger yield decreased 15.4% to 12.5, while load factor increased 0.9 percentage points to 77.4%, which resulted in a 14.5% decrease in passenger revenue per ASM (PRASM).

Cargo, mail and other. Cargo, mail and other revenue totaled US$19.4 million in 1Q16, a 5.7% increase over cargo, mail and other of US$18.3 million in 1Q15.

 Operating expenses

For 1Q16, consolidated operating expenses decreased 8.2% to US$463.0 million, representing operating cost per available seat mile (CASM) of 8.3 cents. CASM, excluding fuel costs, decreased 2.8% to 6.2 cents. An overview of the major variances on a consolidated basis follows:

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Aircraft fuel. For 1Q16, aircraft fuel totaled US$120.5 million, a US$40.2 million or 25.0% decrease over aircraft fuel of US$160.8 million in 1Q15. This decrease was primarily a result of a 27.2% decrease in the average price per gallon of jet fuel (all-in), which averaged US$1.68 in 1Q16 as compared to US$2.31 in 1Q15, and was partially offset by a 3.0% increase in gallons consumed. The all-in average price per gallon of jet fuel for 1Q16 includes a realized US$29.0 million fuel hedge loss, compared to a US$25.7 million loss in 1Q15. Excluding the effect of realized fuel hedge loss for both periods, fuel prices decreased 34.2%, from US$1.94 per gallon in 1Q15 to US$1.28 in 1Q16.

Salaries and benefits. For 1Q16, salaries and benefits totaled US$73.7 million, a 5.5% decrease over salaries and benefits of US$78.0 million in 1Q15. The main driver was the positive effect of weaker FX rates against the US dollar.

Passenger servicing. For 1Q16, passenger servicing totaled US$60.5 million, an 8.5% decrease over passenger servicing of US$66.1 million in 1Q15. This decrease is mainly driven by contract renegotiations with various suppliers and the positive effect of weaker currency rates against the US Dollar.

Commissions. For 1Q16, commissions totaled US$21.0 million, a 19.3% decrease over commissions of US$26.0 million in 1Q15. This decrease was primarily a result of a lower revenue base.

Reservations and sales. Reservations and sales totaled US$26.0 million, a 21.1% increase over reservation and sales of US$21.5 million in 1Q15. This increase was primarily a result of an increase in passengers carried, and higher GDS rates.

Maintenance, material and repairs. For 1Q16, maintenance, material and repairs totaled US$29.4 million, a 14.4% increase over maintenance, material and repairs of US$25.7 million in 1Q15. This increase was mainly due to higher provisions for future lease returns.

Depreciation. Depreciation totaled US$34.4 million in 1Q16, a 9.3% increase over depreciation of US$31.5 million in 1Q15. This increase was primarily driven by 6 additional aircraft deliveries from 2015, the depreciation of maintenance events, and other projects.

Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals decreased 1.7% from US$77.4 million in 1Q15 to US$76.0 million in 1Q16, primarily as a result of efficiencies in crew-related expenses.

Other. Other expenses totaled US$21.4 million, an increase of US$3.8 million from 1Q15. This was primarily a result of non-cash costs related to the ramp-up of ConnectMiles.

Non-operating income (expense)

Consolidated non-operating income (expense) totaled a net non-operating income of US$32.8 million in 1Q16, compared to a net non-operating income of US$0.8 million in 1Q15.

Interest expense.  Interest expense totaled US$9.3 million in 1Q16, a 22.5% increase from interest expense of US$7.6 million in 1Q15, as a result of a higher effective interest rate and outstanding debt balance related to recent aircraft deliveries.

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Interest income.  Interest income totaled US$2.8 million, a 55.7% decrease over interest income of US$6.3 million in 1Q15, mostly due to the reduction of Venezuela cash balance given the foreign currency translation loss reported in our 2015 audited financial results.

Other, net. Other, net totaled a net gain of US$39.4 million in 1Q16, compared to a net gain of US$2.1 million in 1Q15. Other, net, for 1Q16, consists mainly of a fuel hedge mark-to-market gain of US$27.4 million, compared to a fuel hedge mark-to-market gain of US$7.1 million, and an US$18.1 non-operating income due to the currency exchange transaction on an approved Venezuela repatriation.

About Copa Holdings:

Copa Holdings is a leading Latin American provider of passenger and cargo services.  The Company, through its operating subsidiaries, provides service to 76 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 100 aircraft: 77 Boeing 737NG aircraft and 23 EMBRAER-190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations:

Ph: (507) 304-2774

www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

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Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%
	1Q16	1Q15	Change	4Q15	Change
Operating Revenues
Passenger Revenue	537,695	613,538	-12.4%	512,150	5.0%
Cargo, mail and other	19,376	18,323	5.7%	20,451	-5.3%
Total Operating Revenue	557,072	631,861	-11.8%	532,601	4.6%

Operating Expenses
Aircraft fuel	120,549	160,791	-25.0%	136,881	-11.9%
Salaries and benefits	73,683	77,999	-5.5%	70,407	4.7%
Passenger servicing	60,498	66,123	-8.5%	63,689	-5.0%
Commissions	20,980	25,988	-19.3%	19,556	7.3%
Reservations and sales	26,037	21,500	21.1%	24,882	4.6%
Maintenance, material and repairs	29,412	25,708	14.4%	31,528	-6.7%
Depreciation	34,388	31,464	9.3%	34,083	0.9%
Flight operations	31,932	33,369	-4.3%	34,028	-6.2%
Aircraft rentals	30,809	30,244	1.9%	31,530	-2.3%
Landing fees and other rentals	13,302	13,748	-3.2%	13,481	-1.3%
Other	21,390	17,629	21.3%	33,458	-36.1%
Total Operating Expense	462,980	504,562	-8.2%	493,523	-6.2%

Operating Income	94,091	127,299	-26.1%	39,077	140.8%

Non-operating Income (Expense):
Interest expense	(9,301)	(7,590)	22.5%	(8,922)	4.2%
Interest income	2,777	6,275	-55.7%	8,155	-65.9%
Other, net	39,362	2,130	n/m	(440,284)	n/m
Total Non-Operating Income/(Expense)	32,838	815	n/m	(441,051)	n/m

Income before Income Taxes	126,929	128,114	-0.9%	(401,973)	n/m

Provision for Income Taxes	11,474	14,926	-23.1%	6,499	76.6%

Net Income	115,456	113,188	2.0%	(408,472)	n/m

EPS - Basic and Diluted	2.74	2.57	6.8%	-9.44	-129.1%
Shares - Basic and Diluted	42,109,094	44,077,111	-4.5%	43,285,727	-2.7%

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Copa Holdings, S.A.

Balance Sheet - IFRS

(US$ Thousands)

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$209,953	$204,715
Restricted cash and cash equivalents	55,611	64,228
Short-term investments	457,505	416,005
Total cash, cash equivalents and short-term investments	723,069	684,948

Accounts receivable, net of allowance for doubtful accounts	116,319	105,135
Accounts receivable from related parties	557	642
Expendable parts and supplies, net of allowance for obsolescence	62,984	62,247
Prepaid expenses	53,988	48,667
Other current assets	5,624	5,946
Total Current Assets	962,541	907,585

Long-term investments	864	861

Property and Equipment:
Owned property and equipment:
Flight equipment	3,019,901	3,030,361
Other equipment	118,760	121,205
	3,138,661	3,151,566
Less: Accumulated depreciation	(764,461)	(743,983)
	2,374,200	2,407,583
Purchase deposits for flight equipment	240,966	243,070
Total Property and Equipment	2,615,166	2,650,653

Other Assets:
Net pension asset	7,722	6,050
Goodwill	20,380	20,380
Intangible asset	50,085	49,046
Deferred tax Assets	16,351	12,708
Other assets	62,941	68,193
Total Other Assets	157,479	156,377
Total Assets	$3,736,050	$3,715,476

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$229,347	$245,514
Accounts payable	95,817	94,741
Accounts payable to related parties	9,265	5,605
Air traffic liability	321,034	352,110
Frequent flyer deferred revenue	26,810	18,884
Taxes and interest payable	87,305	67,242
Accrued expenses payable	67,135	82,948
Other current liabilities	91,363	118,623
Total Current Liabilities	928,076	985,667

Non-Current Liabilities:
Long-term debt	1,021,159	1,055,183
Other long-term liabilities	67,148	54,339
Deferred tax liabilities	37,224	32,865
Total Non-Current Liabilities	1,125,531	1,142,387

Total Liabilities	2,053,607	2,128,054

Shareholders' Equity:
Class A - 33,478,724 issued and 31,106,084 outstanding	20,984	20,924
Class B - 10,938,125 shares issued and outstanding	7,466	7,466
Additional paid in capital	58,432	57,455
Treasury Stock	(136,388)	(136,388)
Retained earnings	1,732,725	1,638,733
Accumulated other comprehensive income (loss)	(776)	(768)
Total Shareholders' Equity	1,682,443	1,587,422
Total Liabilities and Shareholders' Equity	$3,736,050	$3,715,476

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Copa Holdings, S. A. and subsidiaries

Consolidated Statement of Cash Flows

For the three months ended March 31,

(In US$ thousands)

	2016	2015	2014
	(Unaudited)	(Unaudited)	(Unaudited)
Cash flow from operating activities	118,934	83,361	74,364
Cash flow (used in) from investing activities	(42,044)	(16,479)	97,524
Cash flow used in financing activities	(71,652)	(67,916)	(73,677)
Net increase (decrease) in cash and cash equivalents	5,238	(1,034)	98,211
Cash and cash equivalents at January 1	204,715	221,443	139,110
Cash and cash equivalents at March 31	$ 209,953	$ 220,409	$ 237,321

Short-term investments *	457,505	332,000	878,674
Long-term investments **	864	558,290	6,589
Restricted cash and cash equivalents ***	55,611	48,872	-
Total cash and cash equivalents and investments at March 31	$ 723,933	$ 1,159,571	$ 1,122,584

*	Short term - investments include $417.1 million of cash in Venezuela at March 2014.
**	Long term - investments include $452.4 million at March 2015 of cash in Venezuela.
***	Restricted cash correspond to a margin calls to secure derivative financial instruments transactions.

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NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non-IFRS financial measures: CASM Excluding Fuel, Adjusted Net Income and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular operating income and net income. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Net Income

Excluding Special Items

	1Q16	1Q15	4Q15

Net income as Reported	$115,456	$113,188	$-408,472

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments	27,432	7,115	(15,296)
(Loss) gain due to devaluation of Venezuelan Bolivar	18,134	(36)	(430,073)
(Loss) gain due to devaluation of Argentinian Pesos	0	0	(6,901)
Unrealized (gain) loss on Shares Repurchased	0	0	2,296
Adjusted Net Income	$69,890	$106,110	$41,501

Shares used for Computation (in thousands)
Basic and Diluted	42,109	44,077	43,286

Adjusted earnings per share - Basic and Diluted	1.66	2.41	0.96

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	1Q16	1Q15	4Q15

Operating Costs per ASM as Reported	8.3	9.3	9.0
Aircraft fuel per ASM	(2.2)	(3.0)	(2.5)
Operating Costs per ASM excluding fuel	6.2	6.3	6.5

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